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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-02252


For Period Ended:  December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                -------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Availent Financial, Inc.
2720 Stemmons Freeway
South Tower, Suite 600
Dallas, TX  75207

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)       The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company's report on Form 10-KSB could not be filed within the prescribed time period because information required for the completion and filing of the Form 10-KSB is not yet available due to difficulties in finalizing financial results related to the Company's acquisition of Availent Financial, Inc., a Texas corporation, effective as of December 4, 2002, and the operations of Availent Financial, Inc. The Company also made operational changes in connection with this acquisition and other related transactions, which have contributed to the delay in completing the Form 10-KSB.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Patrick A. McGeeney
         (214) 637-2972

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         While the results are not yet finalized, the Company expects that significant changes in results of operations for fiscal year 2002 compared to fiscal year 2001 will be reflected by the earnings statements to be included in the annual report on Form 10-KSB for fiscal year 2002 as a result of the acquisition of an active business.

Availent Financial, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003                     By:  /s/ Patrick A. McGeeney
                                              Name:  Patrick A. McGeeney
                                              Title: President